SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): awaiting approval

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 30, 2011 AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: Extraordinary Shareholders’ Meeting held on May 30, 2011, at 11:00 a.m., at the Company’s headquarters, at Av. Brig. Faria Lima nº 3400, 19º and 20º andares and 15º andar, parte, Itaim Bibi, city of São Paulo, in the state of São Paulo.

2.      Call Notices: Call notices were published on May 13, 16 and 17, 2011 in the Diário Oficial do Estado do Rio de Janeiro, on pages 7, 17 and 9, respectively, in Valor Econômico newspaper, on pages D3, A4 and C3, respectively, and on May 13, 14 and 17, 2011 in the Diário Oficial do Estado de São Paulo on pages 18, 14 and 26 respectively. Said notices will be filed at the Company’s headquarters.

3.      Attendance:  Shareholders representing more than majority of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book.

4.      Presiding:  The Executive Officer Alberto Monteiro de Queiroz Netto chaired the Meeting, as appointed by the Chairman of the Board of Directors, pursuant to the terms in the article 9 of the Company’s Bylaws, and invited Mrs. Claudia Maria Sarti to act as secretary.

5.      Agenda: (i) to examine, discuss and approve the Protocol and Justifications of the Merger by Companhia Siderúrgica Nacional ("CSN") of its subsidiary Inal Nordeste S.A, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 00.904.638/0001-57 (“Inal Nordeste”); (ii)  to approve and ratify the hiring of KPMG Auditores Independentes, a specialized company responsible for drawing up the accounting appraisal report of Inal Nordeste’s shareholders’ equity, to be transferred to CSN; (iii) to examine and approve the above-mentioned accounting apraisal report of  Inal Nordeste’s shareholder’s equity on the reference date of April 30, 2011; (iv) to discuss and approve the merger of Inal Nordeste by CSN, pursuant to the terms and conditions established by the above-mentioned Protocol and Justification of Merger; (v) to grant power to the management of CSN to undertake all the acts necessary to implement the merger transaction to be resolved upon in the Shareholders’ Meeting referred to herein; and (vi) ratify the newspapers in which the Company makes its legal publications.

Companhia Siderúrgica Nacional

6.    Resolutions: The following resolutions were taken by shareholders representing more than majority of the Company’s voting capital:

6.1. Authorization for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404, as of November 15, 1976 ("Law 6.404/76").

6.2. Copies of Call Notice publications, Appraisal Reports and Protocol and Justification of the Merger were available at the meeting. Attending shareholders unanimously waived the reading of said notices, as all of them were cognizant thereof.

6.3. By unanimous vote of attending shareholders, being the votes filed at the Company’s headquarters, the following resolutions were taken:

6.3.1.      Approval, with no restrictions or reservations, of the Protocol and Justifications of the Merger signed by the representatives of the Company and Inal Nordeste S.A., headquartered at Rua do Alumínio, s/nº, Lotes I a VI, Quadra 2, Pólo de Apoio, Bairro Ponto Certo, in the city of Camaçari, state of Bahia, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 00.904.638/0001-57 (“Inal Nordeste”). Said document, which is attached to these minutes as Exhibit I, includes all conditions and justifications set forth for the merger of Inal Nordeste S.A. by the Company.

6.3.2.      Ratification of the hiring of the specialized company KPMG Auditores Independentes, company incorporated in the city of São Paulo, state of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 57.755.217/0001-29, originally registered with the São Paulo State Regional Accounting Council under no. 2SP014428/O-6, a specialized appraisal company responsible for drawing up the accounting appraisal report of Inal Nordeste’s shareholders’ equity.

Companhia Siderúrgica Nacional

6.3.3.      The above mentioned Appraisal Report was read and approved, having the shareholders fully agreed with all the terms and conditions described in said document, which is attached to these Minutes as Exhibit II.

6.3.4.      The merger of Inal Nordeste by the Company was approved, and CSN´s Management is authorized to undertake all the acts necessary to make this resolution effective. As a result of the merger, CSN will succeed Inal Nordeste to all rights and obligations, assets and liabilities, fixed and movable assets (property registered under the record no. 4948, of the 2º Property Registry Office of the Judicial District of Camaçari – BA), and with no interruption in current activities, in accordance with article 227 of Law 6404/76.

6.3.5.      To establish that any equity variation existing from the reference date and the effective date of the Merger will be automatically added to the Company’s shareholders’ equity.

6.3.6.      As a result of the approved merger, the approval of the cancellation of all the shares in the capital stock of Inal Nordeste held by the Company, pursuant to article 226, paragraph 1, of Law 6,404/76, as set forth in the Protocol and Justification of the Merger previously approved.

6.3.7.      Considering that CSN is the holder of all the shares of Inal Nordeste, in accordance with the terms of the Protocol and Justification of the Merger, CSN’s capital stock will remain unaltered.

6.3.8.      Approval and ratification of the Company’s legal publications to be made in the Diário Oficial do Estado de São Paulo and in the Valor Econômico newspaper.

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was reopened and the minutes were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

Companhia Siderúrgica Nacional

8.    Filed Documents: The Call Notice for this Extraordinary Shareholders’ Meeting, the Protocol and Justification of the Merger, dated May 12, 2011, and the Appraisal Report, dated May 12, 2011, are filed at the Company’s headquarters.

São Paulo, May 30, 2011.

This is a free translation of the original minutes, drawn up in the proper book.

___________________________

Claudia Maria Sarti

Secretary

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.